Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8766E109

(1)	Names of reporting persons Mr. Isam K. Kabbani (Mr. Kabbani”)
(2)	Check the appropriate box if a member of a group (a) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Saudi Arabia

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 2,579,230 Common Shares (see Item 4)*
	(6)	Shared voting power: 0 Common Shares
	(7)	Sole dispositive power: 2,579,230 Common Shares (see Item 4)*
	(8)	Shared dispositive power: 0 Common Shares

(9)	Aggregate amount beneficially owned by each reporting person 2,579,230 Common Shares (see Item 4)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.42%**
(12)	Type of reporting person (see instructions) IN

*

As of December 31, 2020 and consists of 2,579,230 Common Shares held by Delmas Invest Holdings S.A. over which Mr. Kabbani has voting and investment power. This includes 21,500 shares which were under a put option but not exercised by this date. See Item 4 below.

**

The percentage calculation assumes that there are currently 58,413,983 outstanding Common Shares, as at 30 September 2020 based on the Issuer’s Form 6-K as filed with the Securities and Exchange Commission (“SEC”) on November 19, 2020.

Item 1(a). Name of issuer.

Textainer Group Holdings Limited

Item 1(b). Address of issuer’s principal executive offices.

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

Item 2(a). Name of person filing.

This statement on Schedule 13G (this “Statement”) is being filed by Mr. Kabbani (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

Item 2(b). Address or principal business office or, if none, residence.

P.O. BOX 16375

JEDDAH 21464

Saudi Arabia

Item 2(c). Citizenship and Place of Organization.

Mr. Kabbani is a citizen of the Kingdom of Saudi Arabia.

Item 2(d). Title of class of securities.

Common Shares, $0.01 par value per share

Item 2(e). CUSIP No.

G8766E109

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b).

Not applicable.

Item 4. Ownership.

(a)

As of December 31, 2020, Delmas Invest Holdings SA holds 2,579,230 Common Shares of the Issuer. Mr Kabbani does not beneficially own any other shares of the issuer.

(b)

The percentage calculation assumes that there are currently 58,413,983 outstanding Common Shares, based on the Issuer’s Form 6-K as filed with the Securities and Exchange Commission (“SEC”) on November 19, 2020.

(c)

The information set forth in Items 5 through 8 of the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

See the response to Item 4(a) and Item 4(b) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

By:	/s/ Isam K. Kabbani
Name:	Mr. Isam K. Kabbani